U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________


                                    FORM 11-K


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
      EXCHANGE ACT OF 1934 (No Fee Required)

      For the fiscal year ended December 31, 2002

                                       or

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (No Fee Required)

      For  the  transition  period  from  ______________  to  ______________


                         Commission File Number 1-12432


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                American Power Conversion Corporation 401(k) Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      American Power Conversion Corporation
                              132 Fairgrounds Road
                       West Kingston, Rhode Island  02892

                              REQUIRED INFORMATION



A.  Financial Statements and Schedules                               Page

      Independent Auditors' Report                                     5

      Statements of Net Assets Available for Plan Benefits
       as of December 31, 2002 and 2001                                6

      Statements of Changes in Net Assets Available for Plan
       Benefits for the Years Ended December 31, 2002 and 2001         7

      Notes to Financial Statements                                   8-13

      Schedule I  - Schedule of Assets Held for Investment
                    Purposes as of December 31, 2002                   14



B.  Exhibit Listing

      Exhibit
      Number          Description

      23              Consent of KPMG LLP			       15

      99.1	      Certification				       16




                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                AMERICAN POWER CONVERSION CORPORATION 401(K) PLAN
                                 (Name of Plan)




By: American Power Conversion Corporation, Plan Administrator




By:  /s/ Donald M. Muir
-------------------------------------------------
Donald M. Muir,
Senior Vice President, Finance and Administration,
Treasurer and Chief Financial Officer

June 30, 2003

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(K) PLAN

                       Financial Statements and Schedules

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)

                      AMERICAN POWER CONVERSION CORPORATION
                                   401(K) PLAN
                           December 31, 2002 and 2001


                                Table of Contents



                                                               		    Page

Independent Auditors' Report                                      	      5

Statements of Net Assets Available for Plan Benefits              	      6

Statements of Changes in Net Assets Available for Plan Benefits   	      7

Notes to Financial Statements                                 		    8-13

Schedule

1 Schedule of Assets Held for Investment Purposes as of December 31, 2002     14





Note:	Certain schedules as required by Section  103(b)(3) of the Employee
	Retirement Income Security Act of 1974, have not been included herein as the information is not applicable.

                          Independent Auditors' Report

The 401(k) Plan Committee
American Power Conversion Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2002, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Providence, Rhode Island           /s/ KPMG LLP
May 19, 2003







                        AMERICAN POWER CONVERSION CORPORATION
                                     401(k) PLAN

                Statements of Net Assets Available for Plan Benefits

                             December 31, 2002 and 2001

                                                               2002         2001


Cash                                                         $8,113      $16,576
Receivables:
  Employer's contribution                                   214,376      231,031
  Accrued income                                             29,341       28,098
  Participants' contributions                                12,675       25,719

                                                            264,505      301,424

Investments (note 3):
  American Power Conversion Corporation common stock     14,654,355   11,577,849
  Investments in common/collective trusts:
     Merrill Lynch Equity Index Trust            	  1,771,796    1,585,608
     Merrill Lynch Retirement Preservation Trust          2,077,141    1,494,006

          			                          3,848,937    3,079,614

  Mutual Funds:
     Blackrock Small Cap Growth                                   -    1,797,916
     Alliance Bond Fund Corporate                                 -      895,651
     Merrill Lynch Equity Income Fund Class A             1,491,132    1,456,492
     Merrill Lynch Fundamental Growth Fund Class A        2,416,310    2,645,505
     Ivy International Fund                                       -    1,541,169
     MFS Massachusetts Investors Growth                   2,065,983    2,405,264
     Pimco Total Return Fund Class A                      1,593,483            -
     MFS New Discovery Fund Class A                       1,419,109            -
     Ariel Fund                                             828,599            -
     Templeton Foreign Fund                               1,564,861            -
     Merrill Lynch Basic Value Fund Class A               2,471,324    2,388,714

                                                         13,850,801   13,130,711

  Loans to participants                                     677,545      607,400

             Total investments                           33,031,638    28,395,57

             Net assets available for plan benefits     $33,296,143  $28,696,998



See accompanying notes to financial statements.



                        AMERICAN POWER CONVERSION CORPORATION
                                     401(k) PLAN

           Statements of Changes in Net Assets Available for Plan Benefits

                       Years ended December 31, 2002 and 2001


                                                            2002         2001


Additions (deductions) to net assets attributed to:
  Investment income (loss):
    Net realized losses                                $(523,374)   $(113,874)
    Net unrealized losses                             (2,168,044)  (1,437,293)
    Interest                                              45,001       45,287
    Dividends                                            354,523      433,634

                                                      (2,291,894)  (1,072,246)

  Contributions:
    Participants                                       5,849,578    6,153,265
    Employer                                           3,256,767    3,332,109

                                                       9,106,345    9,485,374

           Total additions                             6,814,451    8,413,128

Deductions from net assets attributed to:
  Distributions paid to participants                   2,200,626    1,805,572

           Total deductions                            2,200,626    1,805,572

           Net increase prior to other                 4,613,825    6,607,556

Other                                                    (14,680)      (4,093)

           Net increase in net assets available for
            benefits                                   4,599,145    6,603,463

Net assets available for benefits:
  Beginning of year                                   28,696,998   22,093,535

  End of year                                        $33,296,143  $28,696,998


See accompanying notes to financial statements.

                        AMERICAN POWER CONVERSION CORPORATION
                                     401(k) PLAN

                     Notes to Consolidated Financial Statements

                            December 31, 2002 and 2001




(1) Description of Plan

  The following brief description of the American Power Conversion Corporation 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  (a)  General

       The Plan is a qualified defined contribution plan covering American Power Conversion Corporation (the Company) employees who have completed at least 45 days of service with the Company. The Plan covers all U.S. employees working for the Company and the Participating Affiliates, APC America, Inc., APC Sales and Service Corporation, Systems Enhancement Corporation, Advanced Power, Inc., ABL Electronics Corp. and Airflow Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  (b)  Contributions

       The maximum salary savings (pre-tax) contribution that an employee may elect to contribute to the Plan is the lesser of 15% of annual gross compensation or the limit established by the IRS ($11,000 for 2002 and $10,500 for 2001). The Company may match this salary savings contribution at a rate of up to 100% of the first 3%, and during 1999, the Plan was amended to match up to 50% of the next 3% of the participant's salary and wage compensation, excluding bonuses, commissions, incentive compensation, taxable fringe benefits, moving expenses, auto and other allowances, and disqualifying dispositions of Company stock. Matching contributions are subject to a maximum amount of 6% per participant. The Company may also make discretionary profit-sharing contributions to the Plan. All employer matching and profit-sharing contributions are deposited to the American Power Conversion Corporation Common Stock Fund.

       There were no discretionary contributions made for the 2002 or 2001 Plan year.

  (c)  Vesting

       Participants are fully vested to the extent of their salary savings contributions and earnings on those contributions. Furthermore, the Plan was amended in 1999, such that participants are immediately vested in employer matching contributions and the related earnings. However, any discretionary (profit-sharing) contributions vest on a schedule of 25% after 2 years of service, and an additional 25% per year thereafter until 100% vesting is reached after 5 years of service.

  (d)  Loans to Participants

       Participants may borrow from their vested account balance under certain circumstances as provided in the Plan agreement. The minimum loan amount is $1,000 and participants may borrow the lesser of 50% of their vested account balance or $50,000. Interest on loans is charged at the prevailing commercial interest rate for loans of a similar type (Prime plus 1%) with a repayment term not to exceed five years. This term can be extended if the loan is used for the purchase of the participant's primary residence. A participant may not have more than one loan outstanding at any time.

  (e)  Payment of Account Balances

       Upon  termination from the Plan, a participant's vested  accrued  balance
       in   his  or  her  account  shall  be  distributed,  as  elected  by  the participant, in either a single lump-sum payment, or, provided the participant's vested account exceeds $5,000, in periodic installments not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse. Distributions may also be made in cash or in kind, or part cash and part in kind over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and his/her spouse.

  (f)  Hardship Withdrawal

       The Plan provides for hardship withdrawals, as defined by the Plan, from the participant's account. Participants who take a hardship withdrawal must be suspended from contributing to the Plan for a period of 6 months following the date of the withdrawal.

  (g)  Forfeitures

       Forfeitures related to discretionary contributions are allocated to remaining participants in the succeeding plan year in the ratio that the compensation of each participant for the plan year bears to the total compensation of all participants entitled to share in the contributions so long as the forfeiture allocation group meets the requirements of Code Section 410(b). If the forfeiture allocation group does not meet the requirements of Code Section 410(b), then the trustee shall allocate non-highly compensated participants in the forfeiture allocation group an amount in the ratio that such compensation of each non-highly compensated participant in the group bears to the total compensation of all non-highly compensated participants. No forfeiture allocations are made to highly compensated employees.

(2) Summary of Significant Accounting Policies

  (a)  Basis of Presentation

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

  (b)  Investments

       Investments are stated at aggregate fair market values. Loans are valued at cost, which approximates fair value. Quoted market prices are used to value investments.

       Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

  (c)  Expenses

       All expenses of the Plan are paid by the Company in accordance with the Plan agreement, with the exception of loan set-up fees, which are paid by each participant receiving a loan, and are paid out of the participant's account. In 2002 and 2001, these administrative expenses totaled $8,642 and $4,093, respectively, and are included in the "Statement of Changes in Net Assets Available for Plan Benefits" under the heading "Other".

  (d)  Payment of Account Balances

       Distributions are recorded when paid.

(3) Investments

  The Plan's investments are held in trust and managed by Merrill Lynch. Participants may direct employer and employee contributions into any of the investment options listed below. The following table summarizes the investments held by Merrill Lynch at December 31, 2002 and 2001. Investments representing 5% or more of net assets available for plan benefits are indicated by an asterisk (*).



                                       2002                             2001
                             Number of     Fair Market        Number of     Fair Market
                               shares         value             shares         value

American Power Conversion
 Corporation common stock
 (note 4)		       967,284    $14,654,355*          800,681    $11,577,849*
Merrill Lynch Equity Index
 Trust                          28,281      1,771,796*           19,672      1,585,608*
Merrill Lynch Retirement
 Preservation Trust          2,077,141      2,077,141*        1,494,006      1,494,006*
Blackrock Small Cap Growth           -              -           143,718      1,797,916*
Alliance Bond Fund
 Corporate                           -              -            73,114        895,651
Merrill Lynch Equity
 Income Fund Class A           147,345      1,491,132           125,776      1,456,492*
Merrill Lynch Fundamental
 Growth Fund Class A           187,166      2,416,310*          146,080      2,645,505*
Ivy International Fund               -              -            74,489      1,541,169*
MFS Massachusetts Investor
 Growth                        223,833      2,065,983*          186,599      2,405,264*
Merrill Lynch Basic Value
 Fund Class A                  105,793      2,471,324*           81,582      2,388,714*
Templeton Foreign Fund         188,311      1,564,861                 -              -
Pimco Total Return Fund
 Class A                       149,342      1,593,483                 -              -
MFS New Discovery Fund
 Class A                       124,157      1,419,109                 -              -
Ariel Fund                      23,513        828,599                 -              -


  A brief description of each current fund's investment objective follows:

       Merrill Lynch Equity Index Trust invests primarily in a portfolio of equity securities designed to match the performance of the S&P 500 Index.

       Merrill   Lynch   Retirement  Preservation   Trust   seeks   to   provide
       preservation of capital, liquidity, and current income at levels that are typically higher than those provided by money market funds.

       Merrill Lynch Equity Income Fund Class A provides shareholders with long-term total return by investing primarily in a diversified portfolio of dividend-paying common stocks that yield more than the S&P 500 Index. Total return is the aggregate of income and capital value changes.

       Merrill Lynch Fundamental Growth Fund Class A seeks long-term growth of capital by investing in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings.

       MFS Massachusetts Investors Growth seeks to provide long-term growth of capital and future income rather than current income. The fund may invest up to 50% of its total assets in foreign securities, including securities of issuers located in developing markets.

       Merrill Lynch Basic Value Fund Class A seeks capital appreciation, and secondarily, income, by investing primarily in equities that appear to be undervalued.

       Templeton Foreign Fund seeks to achieve long-term capital growth through a flexible policy of investing in the equity and debt securities of companies and governments outside the U.S. Although the Fund primarily invests in common stocks, it also may invest in preferred stocks and certain debt securities, rated or unrated.

       Pimco Total Return Fund Class A seeks to maximize total return, consistent with preservation of capital and prudent investment management. Under normal circumstances, the Fund invests at least 65% of its total assets in a diversified portfolio of fixed-income securities of varying maturities.

       MFS New Discovery Fund Class A seeks capital appreciation by investing at least 65% of its total assets in U.S. or foreign companies that Fund management believes offer superior prospects for growth.

       Ariel   Fund  seeks  long-term  capital  appreciation  by  investing   in
       companies with market capitalization primarily under $1.5 billion at the time of investment, with an emphasis on small-cap stocks.

  American Power Conversion Corporation common stock is offered to Plan participants as an additional investment option. Merrill Lynch purchases the shares in the open market at the time contributions are received. The timing of all stock transactions is subject to the availability of American Power Conversion Corporation common stock on the open market, and prices are set by the market.

(4) Nonparticipant-Directed Investments

  The employer matching contribution is entirely directed to purchasing shares of common stock of American Power Conversion Corporation. However, once the employer match is invested in this fund the participant may reallocate the investment to any of the other funds in the Plan restricted only by the closed employee stock trading periods. Furthermore, employees may elect to direct a portion of their 401(k) contribution towards purchasing shares of common stock of American Power Conversion Corporation.

  Information about the net assets and the components of the changes in net assets relating to shares of common stock of American Power Conversion Corporation is as follows:

                                                      December 31,
                                                 2002              2001
    Net assets:
     American Power Conversion Corp.
      common stock                        $14,869,402       $11,811,194

    Changes in net assets:
     Contributions                         $3,871,791        $4,453,629
     Net realized (losses) gains              (92,095)          180,933
     Net unrealized gains                   1,131,590         1,273,783
    Benefits paid to participants            (834,268)         (711,566)
    Interest on outstanding
     participant loans                          6,528            10,285
    Net interfund transfers out            (1,075,837)         (346,620)
    Loan repayments                            50,499            57,720

                                           $3,058,208        $4,918,164


(5) Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be fully vested in their accounts.

(6) Tax Status

  The Internal Revenue Service has determined and informed the Company by a letter dated October 6, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Related-Party Transactions

  Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(8) Realized/Unrealized Gains and Losses

  Net realized and unrealized gains and (losses) by investment type for the year ended December 31, 2002 and 2001 were comprised of the following:

                                         2002                           2001

                                Realized      Unrealized       Realized      Unrealized
  Common stocks                 $(92,095)     $1,131,590       $180,932      $1,273,783
  Common/collective trusts      (400,551)       (395,003)       (16,666)       (141,705)
  Mutual funds                   (30,728)     (2,904,631)      (278,140)     (2,569,371)

     Total                     $(523,374)    $(2,168,044)     $(113,874)    $(1,437,293)


(9) Asset Transfer from Other Plans

  In December 2002, the Board of Directors of the Company voted to merge the assets of the American Power Conversion Employee Stock Ownership Plan ("ESOP") into the American Power Conversion Corporation 401(k) Plan during the 2003 Plan year. During May 2003, the participants of the ESOP were notified of the anticipated merger, which is expected to be effective on July 1, 2003.

                                                                   Schedule 1


                         AMERICAN POWER CONVERSION CORPORATION
                                      401(k) PLAN

            Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                   December 31, 2002


   Identity of issuer,
    borrower, lessor,         Description of                                   Current
    or similar party           Investment                       Cost            Value


*American  Power
  Conversion Corp.          Common Stock                     $13,465,248     $14,654,355
*Merrill Lynch              EquityIndex Trust                  2,166,799       1,771,796
*Merrill Lynch              Retirement Preservation Trust      2,077,141       2,077,141
*Merrill Lynch              Equity Income Fund Class A         1,679,029       1,491,132
*Merrill Lynch              Fundamental Growth Fund Class A    3,212,217       2,416,310
 MFS Massachusetts          Investors Growth                   2,714,224       2,065,983
 Templeton                  Foreign Fund                       1,787,375       1,564,861
 Pimco                      Total Return Fund Class A          1,575,857       1,593,483
 MFS                        New Discovery Fund Class A         1,952,881       1,419,109
 Ariel                      Ariel Fund                           904,329         828,599
*Merrill Lynch              Basic Value Fund Class A           2,986,770       2,471,324


*Loans to participants      Various  loans with interest
 (177 loans)                 rates of 5.25% to 10.5%                   -         677,545

                                                                             $33,031,638


* Indicates a party-in-interest to the Plan.


See accompanying independent auditors' report.

                                                                   Exhibit 23





                          Independent Auditors' Consent




The Board of Directors
American Power Conversion Corporation:
We consent to incorporation by reference in the registration statements of American Power Conversion Corporation on Form S-8 (File Nos. 33-25873, 33-54416, 333-32563, 333-78595, 333-80541, 333-80569 and 333-91994) of our
report dated May 19, 2003, relating to the statements of net assets available for plan benefits of the American Power Conversion Corporation 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplementary schedule, which report appears in the December 31, 2002 annual report on Form 11-K of the American Power Conversion Corporation 401(k) Plan.






Providence, Rhode Island           /s/ KPMG LLP
June 27, 2003

                                                                  Exhibit 99.1


                                 Certification


In connection with the Annual Report for the American Power Conversion Corporation 401(k) Plan (the "Plan") on Form 11-K for the fiscal year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Donald M. Muir, in my capacity as Senior Vice President, Finance and Administration, Treasurer and Chief Financial Officer of American Power Conversion Corporation, the Plan Administrator of the Plan, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and the changes in net assets available for benefits of the Plan.



By:  /s/ Donald M. Muir
------------------------------------------------
Donald M. Muir,
Senior Vice President, Finance and Administration,
Treasurer and Chief Financial Officer,
American Power Conversion Corporation, Plan Administrator
June 30, 2003



The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of a separate disclosure document.



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